Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2024 and 2023

Rogers Communications Inc.	1	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2024	2023

Revenue	5	4,901	3,835

Operating expenses:
Operating costs	6	2,687	2,184
Depreciation and amortization		1,149	631
Restructuring, acquisition and other	7	142	55
Finance costs	8	580	296
Other expense (income)	9	8	(27)

Income before income tax expense		335	696
Income tax expense		79	185

Net income for the period		256	511

Earnings per share:
Basic	10	$0.48	$1.01
Diluted	10	$0.46	$1.00
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2024	2023

Net income for the period	256	511

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	3	(138)
Related income tax recovery	1	18

Equity investments measured at FVTOCI	4	(120)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments	721	134
Reclassification to net income of (gain) loss on debt derivatives	(505)	30
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(10)	(25)
Reclassification to net income for accrued interest	(11)	(11)
Related income tax expense	(98)	(9)

Cash flow hedging derivative instruments	97	119

Share of other comprehensive income of equity-accounted investments, net of tax	5	2

Other comprehensive income for the period	106	1

Comprehensive income for the period	362	512

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2024	2023

Assets
Current assets:
Cash and cash equivalents		764	800
Accounts receivable	12	4,810	4,996
Inventories		506	456
Current portion of contract assets		170	163
Other current assets		1,121	1,202
Current portion of derivative instruments	11	99	80
Assets held for sale		137	137
Total current assets		7,607	7,834

Property, plant and equipment		24,530	24,332
Intangible assets		17,768	17,896
Investments	13	603	598
Derivative instruments	11	794	571
Financing receivables	12	1,075	1,101
Other long-term assets		759	670
Goodwill		16,280	16,280

Total assets		69,416	69,282

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	14	3,066	1,750
Accounts payable and accrued liabilities		3,780	4,221
Other current liabilities		351	434
Contract liabilities		845	773
Current portion of long-term debt	15	1,355	1,100
Current portion of lease liabilities	16	531	504
Total current liabilities		9,928	8,782

Provisions		62	54
Long-term debt	15	38,965	39,755
Lease liabilities	16	2,136	2,089
Other long-term liabilities		1,378	1,783
Deferred tax liabilities		6,338	6,379
Total liabilities		58,807	58,842

Shareholders' equity	17	10,609	10,440

Total liabilities and shareholders' equity		69,416	69,282

Subsequent events	11, 14, 15, 17
Commitments	20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the period	—	—	—	—	256	—	—	—	256

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	4	—	—	4
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	97	—	97
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	5	5
Total other comprehensive income	—	—	—	—	—	4	97	5	106
Comprehensive income for the period	—	—	—	—	256	4	97	5	362

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(266)	—	—	—	(266)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)

Shares issued as settlement of dividends (note 17)	—	—	75	1,244	—	—	—	—	75
Total transactions with shareholders	—	—	75	1,244	(268)	—	—	—	(193)

Balances, March 31, 2024	71	111,152	1,996	420,113	9,827	(13)	(1,287)	15	10,609

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2023	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2023	71	111,152	397	393,773	9,816	672	(872)	8	10,092
Net income for the period	—	—	—	—	511	—	—	—	511

Other comprehensive (loss) income:
FVTOCI investments, net of tax	—	—	—	—	—	(120)	—	—	(120)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	119	—	119
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	2	2
Total other comprehensive (loss) income	—	—	—	—	—	(120)	119	2	1
Comprehensive income for the period	—	—	—	—	511	(120)	119	2	512

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2023	71	111,152	397	393,773	10,075	552	(753)	10	10,352

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2024	2023
Operating activities:
Net income for the period		256	511
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,149	631
Program rights amortization		16	18
Finance costs	8	580	296
Income tax expense		79	185
Post-employment benefits contributions, net of expense		15	(2)
Income from associates and joint ventures	9	(1)	(14)
Other		4	5
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,098	1,630
Change in net operating assets and liabilities	21	(289)	(704)
Income taxes paid		(74)	(150)
Interest paid		(555)	(323)

Cash provided by operating activities		1,180	453

Investing activities:
Capital expenditures		(1,058)	(892)
Additions to program rights		(13)	(25)
Changes in non-cash working capital related to capital expenditures and intangible assets		87	(38)
Acquisitions and other strategic transactions, net of cash acquired	20	(95)	—
Other		13	9

Cash used in investing activities		(1,066)	(946)

Financing activities:
Net proceeds received from short-term borrowings	14	1,304	1,342
Net repayment of long-term debt	15	(1,108)	(388)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	11	(2)	227
Transaction costs incurred	15	(42)	(264)
Principal payments of lease liabilities	16	(112)	(81)
Dividends paid		(190)	(253)

Cash (used in) provided by financing activities		(150)	583

Change in cash and cash equivalents and restricted cash and cash equivalents		(36)	90
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		800	13,300

Cash and cash equivalents and restricted cash and cash equivalents, end of period		764	13,390

Cash and cash equivalents		764	553
Restricted cash and cash equivalents		—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period		764	13,390

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2024

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the three months ended March 31, 2024, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2023 (2023 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2024 (first quarter 2024 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2023 financial statements with the exception of new accounting policies that were adopted on January 1, 2024 as described in note 2. These first quarter 2024 interim financial statements were approved by RCI's Board of Directors (the Board) on April 23, 2024.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2024 interim financial statements include only material transactions and changes occurring for the three months since our year-end of December 31, 2023 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2024 interim financial statements should be read in conjunction with the 2023 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2024
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2024. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current.
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for seller-lessees.

Rogers Communications Inc.	7	First Quarter 2024

•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants.
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to an existing standard that will become effective on January 1, 2027:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve how information is communicated in the financial statements, with a focus on information in the statement of income.

We are assessing the impacts IFRS 18 will have on our consolidated financial statements.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the acquisition of Shaw Communications Inc. (Shaw, and the Shaw Transaction) on April 3, 2023, our adjusted net debt increased due to the drawings on our $6 billion term loan facility, the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales, and debt repayment, as applicable. As at March 31, 2024 and December 31, 2023, we met our objectives for these metrics.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2024	2023

Adjusted net debt [1]	43,432	43,134
Divided by: trailing 12-month adjusted EBITDA	9,144	8,581

Debt leverage ratio	4.7	5.0
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating

Rogers Communications Inc.	8	First Quarter 2024

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended March 31
(In millions of dollars)	Note	2024	2023

Adjusted EBITDA	4	2,214	1,651
Deduct:
Capital expenditures [1]		1,058	892
Interest on borrowings, net and capitalized interest	8	496	239
Cash income taxes [2]		74	150

Free cash flow		586	370
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

		Three months ended March 31
(In millions of dollars)	Note	2024	2023

Cash provided by operating activities		1,180	453
Add (deduct):
Capital expenditures		(1,058)	(892)
Interest on borrowings, net and capitalized interest	8	(496)	(239)
Interest paid		555	323
Restructuring, acquisition and other	7	142	55
Program rights amortization		(16)	(18)
Change in net operating assets and liabilities	21	289	704
Other adjustments [1]		(10)	(16)

Free cash flow		586	370
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at March 31, 2024 and December 31, 2023, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Rogers Communications Inc.	9	First Quarter 2024

As at March 31, 2024		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		764	—	—	—	764
Bank credit facilities [2]:
Revolving	15	4,000	—	11	420	3,569
Non-revolving	14	500	251	—	—	249
Outstanding letters of credit		229	—	229	—	—
Receivables securitization [2]	14	2,400	2,400	—	—	—

Total		7,893	2,651	240	420	4,582
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		800	—	—	—	800
Bank credit facilities [2]:
Revolving	15	4,000	—	10	151	3,839
Non-revolving	14	500	—	—	—	500
Outstanding letters of credit		243	—	243	—	—
Receivables securitization [2]	14	2,400	1,600	—	—	800

Total		7,943	1,600	253	151	5,939
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2023 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	First Quarter 2024

Information by Segment

Three months ended March 31, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,528	1,959	479	(65)	4,901
Operating costs	6	1,244	859	582	2	2,687

Adjusted EBITDA		1,284	1,100	(103)	(67)	2,214

Depreciation and amortization						1,149
Restructuring, acquisition and other	7					142
Finance costs	8					580
Other expense	9					8

Income before income taxes						335

Three months ended March 31, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	2,346	1,017	505	(33)	3,835
Operating costs	6	1,167	460	543	14	2,184

Adjusted EBITDA		1,179	557	(38)	(47)	1,651

Depreciation and amortization						631
Restructuring, acquisition and other	7					55
Finance costs	8					296
Other income	9					(27)

Income before income taxes						696

Rogers Communications Inc.	11	First Quarter 2024

NOTE 5: REVENUE

	Three months ended March 31
(In millions of dollars)	2024	2023

Wireless
Service revenue	1,996	1,836
Equipment revenue	532	510

Total Wireless	2,528	2,346

Cable
Service revenue	1,947	1,006
Equipment revenue	12	11

Total Cable	1,959	1,017

Total Media	479	505

Corporate items and intercompany eliminations	(65)	(33)

Total revenue	4,901	3,835

Total service revenue	4,357	3,314
Total equipment revenue	544	521

Total revenue	4,901	3,835

NOTE 6: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2024	2023

Cost of equipment sales	550	518
Merchandise for resale	44	52
Other external purchases	1,543	1,144
Employee salaries, benefits, and stock-based compensation	550	470

Total operating costs	2,687	2,184

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended March 31
(In millions of dollars)	2024	2023

Restructuring and other	112	22
Shaw Transaction-related costs	30	33

Total restructuring, acquisition and other	142	55

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with a voluntary departure program in 2024. These costs also included costs related to real estate rationalization programs.

Rogers Communications Inc.	12	First Quarter 2024

NOTE 8: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2024	2023

Total interest on borrowings [1]		508	393
Interest earned on restricted cash and cash equivalents		—	(146)

Interest on borrowings, net		508	247
Interest on lease liabilities	16	35	23
Interest on post-employment benefits liability		(2)	(2)
Loss on foreign exchange		109	14
Change in fair value of derivative instruments		(98)	(11)
Capitalized interest		(12)	(8)
Deferred transaction costs and other		40	33

Total finance costs		580	296
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 9: OTHER EXPENSE (INCOME)

		Three months ended March 31
(In millions of dollars)	Note	2024	2023

Income from associates and joint ventures	13	(1)	(14)
Other losses (income)		9	(13)

Total other expense (income)		8	(27)

NOTE 10: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2024	2023

Numerator (basic) - Net income for the period	256	511

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	531	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2

Weighted average number of shares outstanding - diluted	533	507

Earnings per share:
Basic	$0.48	$1.01
Diluted	$0.46	$1.00

For the three months ended March 31, 2024 and 2023, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2024 was reduced by $13 million (2023 - $2 million) in the diluted earnings per share calculation.

A total of 8,912,494 options were out of the money for the three months ended March 31, 2024 (2023 - 6,540,217). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

Rogers Communications Inc.	13	First Quarter 2024

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 15). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	5,707	1.344	7,668	958	1.350	1,293
Debt derivatives settled	8,024	1.345	10,794	273	1.341	366
Net cash paid on settlement			(1)			(5)

US commercial paper program
Debt derivatives entered	839	1.348	1,131	1,174	1.362	1,599
Debt derivatives settled	646	1.350	872	651	1.352	880
Net cash paid on settlement			(1)			(2)

As at March 31, 2024, we had US$924 million and US$306 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2023 - US$3,241 million and US$113 million) at an average rate of $1.358/US$ (December 31, 2023 - $1.352/US$) and $1.349/US$ (December 31, 2023 - $1.369/US$), respectively.

Senior notes
Below is a summary of the debt derivatives we entered into related to senior notes during the three months ended March 31, 2024. We did not enter into any debt derivatives related to senior notes issued during 2023.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

Rogers Communications Inc.	14	First Quarter 2024

As at March 31, 2024, we had US$17,250 million (December 31, 2023 - US$14,750 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been economically hedged using debt derivatives, at an average rate of $1.272/US$ (December 31, 2023 - $1.259/US$).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	77	1.351	104	35	1.371	48
Debt derivatives settled	48	1.313	63	33	1.333	44

As at March 31, 2024, we had US$386 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2023 - US$357 million) with terms to maturity ranging from April 2024 to March 2027 (December 31, 2023 - January 2024 to December 2026), at an average rate of $1.334/US$ (December 31, 2023 - $1.329/US$).

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.311	118	210	1.329	279
Expenditure derivatives settled	285	1.326	378	225	1.244	280

As at March 31, 2024, we had US$1,455 million notional amount of expenditure derivatives outstanding (December 31, 2023 - US$1,650 million) with terms to maturity ranging from April 2024 to December 2025 (December 31, 2023 - January 2024 to December 2025), at an average rate of $1.324/US$ (December 31, 2023 - $1.325/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2024, we had equity derivatives outstanding for 6.0 million (December 31, 2023 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $54.02 (December 31, 2023 - $54.02).

In April 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

Rogers Communications Inc.	15	First Quarter 2024

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net (payments) proceeds on settlement of debt derivatives and forward contracts.

	Three months ended March 31
(In millions of dollars, except exchange rates)	2024	2023

Credit facilities	(1)	(5)
US commercial paper program	(1)	(2)
Senior and subordinated notes	—	234

Net (payments) proceeds on settlement of debt derivatives and forward contracts	(2)	227

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at March 31, 2024 or December 31, 2023. There were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2024 or 2023.

Rogers Communications Inc.	16	First Quarter 2024

Below is a summary of our financial instruments carried at fair value as at March 31, 2024 and December 31, 2023.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2024	2023	2024	2023	2024	2023
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	123	118	—	—	123	118
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	838	599	838	599	—	—
Debt derivatives not accounted for as hedges	2	—	2	—	—	—
Expenditure derivatives accounted for as cash flow hedges	36	4	36	4	—	—
Equity derivatives not accounted for as hedges	17	48	17	48	—	—
Total financial assets	1,016	769	893	651	123	118

Financial liabilities
Long-term debt (including current portion)	40,320	40,855	37,961	39,001	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	648	1,069	648	1,069	—	—
Debt derivatives not accounted for as hedges	5	101	5	101	—	—
Expenditure derivatives accounted for as cash flow hedges	—	19	—	19	—	—
Equity derivatives not accounted as hedges	8	—	8	—	—	—
Total financial liabilities	40,981	42,044	38,622	40,190	—	—

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2024	2023

Current financing receivables	2,125	2,111
Long-term financing receivables	1,075	1,101

Total financing receivables	3,200	3,212

NOTE 13: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2024	2023

Investments in private companies, measured at FVTOCI	123	118
Investments, associates and joint ventures	480	480

Total investments	603	598

Rogers Communications Inc.	17	First Quarter 2024

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2024 and December 31, 2023.

	As at March 31	As at December 31
(In millions of dollars)	2024	2023

Receivables securitization program	2,400	1,600
US commercial paper program (net of the discount on issuance)	415	150
Non-revolving credit facility borrowings	251	—

Total short-term borrowings	3,066	1,750

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			800			—
Net proceeds received from receivables securitization			800			—

Proceeds received from US commercial paper	839	1.348	1,131	1,174	1.362	1,599
Repayment of US commercial paper	(649)	1.350	(876)	(654)	1.350	(883)
Net proceeds received from US commercial paper			255			716

Proceeds received from non-revolving credit facilities (Cdn$) [1]			—			375
Proceeds received from non-revolving credit facilities (US$)	185	1.346	249	738	1.344	992
Total proceeds received from non-revolving credit facilities			249			1,367

Repayment of non-revolving credit facilities (Cdn$) [1]			—			(375)
Repayment of non-revolving credit facilities (US$)	—	—	—	(273)	1.341	(366)
Total repayment of non-revolving credit facilities			—			(741)

Net proceeds received from non-revolving credit facilities			249			626

Net proceeds received from short-term borrowings			1,304			1,342
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Receivables Securitization Program
Below is a summary of our receivables securitization program as at March 31, 2024 and December 31, 2023.

	As at March 31	As at December 31
(In millions of dollars)	2024	2023

Receivables sold to buyer as security	3,179	3,178
Short-term borrowings from buyer	(2,400)	(1,600)

Overcollateralization	779	1,578

Rogers Communications Inc.	18	First Quarter 2024

Below is a summary of the activity related to our receivables securitization program for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(In millions of dollars)	2024	2023

Receivables securitization program, beginning of period	1,600	2,400
Net proceeds received from receivables securitization	800	—

Receivables securitization program, end of period	2,400	2,400

US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2024 and 2023.

		Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	113	1.327	150	158	1.354	214
Net proceeds received from US commercial paper	190	1.342	255	520	1.377	716
Discounts on issuance [1]	3	n/m	4	2	n/m	3
Gain on foreign exchange [1]			6			(11)

US commercial paper program, end of period	306	1.356	415	680	1.356	922
n/m - not meaningful
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
Below is a summary of the activity relating to our non-revolving credit facilities for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(In millions of dollars)	2024	2023

Non-revolving credit facility, beginning of period	—	371
Net proceeds received from non-revolving credit facilities	249	626
Loss on foreign exchange [1]	2	4

Non-revolving credit facility, end of period	251	1,001
1    Included in "finance costs".

In March 2024, we borrowed US$185 million under our non-revolving facility maturing in March 2025. In April 2024, we borrowed an additional US$184 million under the facility. As a result, we have fully drawn on the facility.

Concurrent with our US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings.

Rogers Communications Inc.	19	First Quarter 2024

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2024	2023

Term loan facility				Floating	1,001	4,286
Senior notes	2024		600	4.000%	—	600
Senior notes [1]	2024		500	4.350%	—	500
Senior notes	2025	US	1,000	2.950%	1,355	1,323
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	950	926
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	678	661
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,762	1,719
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	500	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2029	US	1,250	5.000%	1,693	—
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	500	500
Senior notes	2032	US	2,000	3.800%	2,710	2,645
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	271	265
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,693	—
Senior notes	2038	US	350	7.500%	474	463
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,016	992
Senior notes	2043	US	500	4.500%	678	661
Senior notes	2043	US	650	5.450%	881	860
Senior notes	2044	US	1,050	5.000%	1,423	1,389
Senior notes	2048	US	750	4.300%	1,016	992
Senior notes [1]	2049		300	4.250%	300	300
Senior notes	2049	US	1,250	4.350%	1,693	1,653
Senior notes	2049	US	1,000	3.700%	1,355	1,323
Senior notes	2052	US	2,000	4.550%	2,710	2,645
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,016	992
					41,375	41,895
Deferred transaction costs and discounts					(1,055)	(1,040)
Less current portion					(1,355)	(1,100)

Total long-term debt					38,965	39,755
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2024 and December 31, 2023.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2024 and December 31, 2023.
3    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	20	First Quarter 2024

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024			Three months ended March 31, 2023
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	220	1.368	301
Net borrowings under credit facilities			—			301

Term loan facility net repayments (US$)	(2,502)	1.349	(3,375)	—	—	—
Net repayments under term loan facility			(3,375)			—

Senior note issuances (US$)	2,500	1.347	3,367	—	—	—
Total issuances of senior notes			3,367			—

Senior note repayments (Cdn$)			(1,100)			—
Senior note repayments (US$)	—	—	—	(500)	1.378	(689)
Total senior notes repayments			(1,100)			(689)

Net issuance (repayment) of senior notes			2,267			(689)

Net repayment of long-term debt			(1,108)			(388)

	Three months ended March 31
(In millions of dollars)	2024	2023

Long-term debt net of transaction costs, beginning of period	40,855	31,733
Net repayment of long-term debt	(1,108)	(388)
Loss (gain) on foreign exchange	588	(8)
Deferred transaction costs incurred	(50)	(3)
Amortization of deferred transaction costs	35	30

Long-term debt net of transaction costs, end of period	40,320	31,364

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

Senior Notes
Issuance of senior notes and related debt derivatives
Below is a summary of the senior notes we issued during the three months ended March 31, 2024. We did not issue senior notes during the three months ended March 31, 2023.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2024 issuances
February 9, 2024	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net (loss) income using the effective interest method.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Rogers Communications Inc.	21	First Quarter 2024

Repayment of senior notes and related derivative settlements
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(In millions of dollars)	2024	2023

Lease liabilities, beginning of period	2,593	2,028
Net additions	186	100
Interest on lease liabilities	35	23
Interest payments on lease liabilities	(35)	(22)
Principal payments of lease liabilities	(112)	(81)

Lease liabilities, end of period	2,667	2,048

NOTE 17: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2024 and 2023.

Date declared	Date paid	Dividend per share (dollars)

January 31, 2024	April 3, 2024	0.50
		0.50

February 1, 2023	April 3, 2023	0.50
April 25, 2023	July 5, 2023	0.50
July 25, 2023	October 3, 2023	0.50
November 8, 2023	January 2, 2024	0.50
		2.00

On January 2, 2024, we issued 1.2 million Class B Non-Voting Shares as partial settlement of the dividend payable on that date under the terms of our dividend reinvestment plan (DRIP). On April 3, 2024, we issued 1.6 million Class B Non-Voting Shares as partial settlement of the dividend payable on that date under the terms of our DRIP.

On April 23, 2024, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 5, 2024 to shareholders of record on June 10, 2024.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Rogers Communications Inc.	22	First Quarter 2024

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(In millions of dollars)	2024	2023

Stock options	(26)	16
Restricted share units	3	6
Deferred share units	(4)	—
Equity derivative effect, net of interest receipt	39	(1)

Total stock-based compensation expense	12	21

As at March 31, 2024, we had a total liability recognized at its fair value of $157 million (December 31, 2023 - $224 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three months ended March 31, 2024, we paid $41 million (2023 - $51 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
Below is a summary of the activity related to stock option plans, including performance options, for the three months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024		Three months ended March 31, 2023
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	10,593,645	$63.87	9,860,208	$63.58
Granted	353,105	$61.39	1,467,899	$65.22
Exercised	(126,855)	$53.75	(60,000)	$48.56
Forfeited	(123,982)	$64.59	—	—

Outstanding, end of period	10,695,913	$63.90	11,268,107	$63.87

Exercisable, end of period	5,875,485	$63.36	4,732,300	$63.08

We did not grant any performance stock options during the three months ended March 31, 2024 (2023 - nil).

Unrecognized stock-based compensation expense related to stock option plans was $7 million as at March 31, 2024 (December 31, 2023 - $14 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Rogers Communications Inc.	23	First Quarter 2024

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(in number of units)	2024	2023

Outstanding, beginning of period	2,551,728	2,402,489
Granted and reinvested dividends	1,007,788	697,874
Exercised	(644,319)	(708,448)
Forfeited	(181,614)	(160,503)

Outstanding, end of period	2,733,583	2,231,412

Included in the above table are grants of 378,296 performance RSUs to certain key employees during the three months ended March 31, 2024 (2023 - 84,420).

Unrecognized stock-based compensation expense related to these RSUs was $70 million as at March 31, 2024 (December 31, 2023 - $57 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
(in number of units)	2024	2023

Outstanding, beginning of period	956,410	1,139,885
Granted and reinvested dividends	200,546	13,279
Exercised	(21,151)	(106,993)
Forfeited	(223)	(764)

Outstanding, end of period	1,135,582	1,045,407

Included in the above table are grants of 1,512 performance DSUs to certain key executives during the three months ended March 31, 2024 (2023 - 1,452).

Unrecognized stock-based compensation expense related to granted DSUs was $9 million as at March 31, 2024 (December 31, 2023 - nil) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2024 and 2023 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2024 and 2023.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the three months ended March 31, 2024. We have also entered into

Rogers Communications Inc.	24	First Quarter 2024

certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group during the three months ended March 31, 2024 were under $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million of which was paid during the three months ended March 31, 2024. The remaining liability of $96 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 20: COMMITMENTS

During the three months ended March 31, 2024, we extended an agreement with a Cable service provider, resulting in an increase in our contractual commitments of approximately $1.8 billion over the next ten years compared to our disclosure as at December 31, 2023. We also paid $95 million during the three months ended March 31, 2024 relating to the 3800 MHz spectrum licences won at auction in late 2023. We expect to make the final payment of $380 million on May 29, 2024.

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended March 31
(In millions of dollars)	2024	2023

Accounts receivable, excluding financing receivables	106	(3)
Financing receivables	12	23
Contract assets	(7)	(6)
Inventories	(50)	(117)
Other current assets	(31)	(97)
Accounts payable and accrued liabilities	(410)	(558)
Contract and other liabilities	91	54

Total change in net operating assets and liabilities	(289)	(704)

Rogers Communications Inc.	25	First Quarter 2024